Exhibit 99.4

Dear Friend:

I am pleased to tell you and other customers and friends of The State Bank and Trust Company (“State Bank”) about an investment opportunity. SB Financial Group, Inc. (“SB Financial”), the parent company of State Bank, is conducting an offering of up to 1,500,000 depositary shares, each representing a 1/100th ownership interest in a 6.50% Noncumulative Convertible Perpetual Preferred Share, Series A, of SB Financial, as described in the enclosed prospectus.

In addition to the prospectus, we’ve also enclosed a “Questions and Answers” brochure and other materials which further describe the offering and your opportunity to invest in SB Financial depositary shares. The depositary shares are being offered to the public, with a preference being given first to existing common equity shareholders of SB Financial, and then to customers of State Bank and residents of the local communities we serve.

THE OFFERING

SB Financial is offering up to 1,500,000 depositary shares, each representing a 1/100th ownership interest in a 6.50% Noncumulative Convertible Perpetual Preferred Share, Series A, of SB Financial with a liquidation preference of $1,000 per share (equivalent to $10.00 per depositary share).

The enclosed prospectus contains a detailed discussion of the offering. We urge you to read this document carefully, including the section titled “Risk Factors” beginning on page     . If you are interested in purchasing depositary shares in the offering, your Order Form and payment must be received (not merely postmarked) by us before 3:00 p.m., Eastern Time, on December     , 2014.

For additional information, refer to the enclosed prospectus or call our Offering Information Center, toll free, at (877) 860-2070, Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern Time. The Offering Information Center will be closed on bank holidays.

Sincerely,

Mark A. Klein

President and Chief Executive Officer

SB Financial Group, Inc.

An investment in the depositary shares is subject to investment risks, including possible loss of the principal invested. This is not an offer to sell or a solicitation of an offer to buy the depositary shares. The offer is made only by the prospectus. The depositary shares are not savings accounts, deposits or other obligations of any bank, thrift or other depositary institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.